                                                                 FILE NO. 69-265




                       SECURITIES AND EXCHANGE COMMISSION

                                 Washington, DC




                                   FORM U-3A-2




Statement by Holding Company Claiming Continued Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935




                        NEW JERSEY RESOURCES CORPORATION




                 For the Calendar Year Ending December 31, 1996

         New Jersey Resources Corporation (the "Company") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming continued exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:


         1. The Company is a New Jersey corporation, located at 1415 Wyckoff Road, Wall, New Jersey. The Company holds 100% of the Common Stock of New Jersey Natural Gas Company ("NJNG"), NJR Energy Services Corporation ("Energy Services") and NJR Development Corporation ("NJRD"), all of which are organized in the State of New Jersey and located at 1415 Wyckoff Road, Wall, New Jersey. The Company has no independent business operations but operates as a holding company of these and any other subsidiaries that may be formed in the future.

         Energy Services was formed to better segregate the Company's energy-related operations. Energy Services owns 100% of the common stock of the following New Jersey corporations: New Jersey Natural Energy Company ("Natural Energy"), NJR Energy Corporation ("NJRE") and NJR Power Services Corporation ("NJR Power"), all of which are located at 1415 Wyckoff Road, Wall, New Jersey.

         Natural Energy, a New Jersey corporation, was formed to facilitate the unregulated marketing of natural gas to retail customers and provide fuel and capacity management services to wholesale customers.

         NJRE and its subsidiaries, New Jersey Natural Resources Company ("NJNR"), NJNR Pipeline Company ("Pipeline"), NJR Storage Corporation ("Storage"), Natural Resources Compressor Company ("Compressor") and NJRE Operating Company ("NJRE

Operating"), were involved in oil and natural gas development, production, transportation, storage and other energy-related ventures. All of the foregoing subsidiaries of NJRE are located at the Company's Wall, New Jersey headquarters. All of them are New Jersey corporations, except for Storage, a Delaware corporation.

         In 1995, the Company adopted a plan to exit the oil and natural gas production business and pursued the sale of the reserves and related assets of these affiliated companies. All NJRE oil and gas reserves were sold in 1996. The Company has accounted for this segment as a discontinued operation.

        NJRE's continuing operations include: NJNR, which is a participant in a natural gas transportation pipeline joint venture that was constructed to serve the Johnstown, Pennsylvania plant of Bethlehem Steel Corporation. Bethlehem discontinued gas purchases from the joint venture on June 1, 1993 and the pipeline is currently inactive. Pipeline is a 2.8% equity participant in Iroquois Gas Transmission System, L.P., a 375-mile pipeline that delivers natural gas from the Canadian border to Long Island. Storage is a 5.67% equity participant in the Market Hub Partners, L.P., which is expected to develop, own and operate a system of five natural gas market centers with high deliverability salt cavern storage facilities in Texas, Louisiana, Mississippi, Michigan and Pennsylvania.

         NJR Power, a subsidiary of Energy Services, was formed in December 1996 to segregate the Company's unregulated fuel and capacity management and other wholesale marketing services from its unregulated retail marketing services.

         NJRD, a sub-holding company, owns 100% of the common stock of the Company's remaining unregulated subsidiaries, including, Paradigm Power, Inc. ("PPI"), NJR

Computer Technologies, Inc. ("NJRC"), located at 1415 Wyckoff Road, Wall, New Jersey and Commercial Realty & Resources Corp. ("Commercial Realty"), located at 1345 Campus Parkway, Wall, New Jersey.

         PPI and its subsidiaries, Lighthouse One, Inc. ("LH One") and Lighthouse II, Inc. ("LH-II"), were formed to pursue investment opportunities in natural gas-fueled cogeneration and independent power production projects. PPI is a New Jersey corporation, while LH One and LH II were organized in New York and Delaware, respectively. PPI, LH One and LH II are each located at 1415 Wyckoff Road, Wall, New Jersey. As of December 31, 1996, neither PPI nor either subsidiary had capital invested in any projects. The Company has decided to no longer pursue investments as described above and accounts for this segment of the Company as a discontinued operation.

         NJRC, a New Jersey corporation, was formed to invest in the marketing of certain computer software systems.

         Commercial Realty, a New Jersey corporation, was formed to develop and own commercial office and mixed-use commercial/industrial real estate projects primarily in Monmouth and Atlantic Counties, New Jersey. Consistent with the Company's strategy to continue to realign its asset base more closely with its core energy business, in January 1997 Commercial Realty sold two properties: a building that was constructed in 1996 in Wall, New Jersey and property consisting of 11 acres of vacant land in Lakewood, New Jersey. Commercial Realty's remaining assets consist of two buildings totaling approximately 281,800 square feet in Wall, New Jersey and 193 acres of undeveloped land, of which 165 acres are subject to an option to purchase by Cali Realty Acquisition Corp.

         Only NJNG, a New Jersey corporation whose principal office is located at 1415 Wyckoff Road, Wall, New Jersey, is a public utility. NJNG is engaged in the business of purchasing, distributing and selling natural gas exclusively in the state of New Jersey, other than as described in Section 3(c) of this document, to more than 362,000 residential, commercial and industrial customers throughout most of Monmouth and Ocean counties and parts of Morris and Middlesex counties.

         The Company and NJNG expect, from time to time, to render each to the other certain services and to make available the use of certain personnel, facilities and equipment. The company receiving such services or using such facilities and equipment will reimburse the other for the cost thereof, pursuant to certain service agreements approved by the Board of Directors of each company and by the New Jersey Board of Public Utilities.

         2. As of December 31, 1996, NJNG owned approximately 3,900 miles of steel, wrought and cast iron distribution main, and 1,400 miles of plastic distribution main. Additionally, NJNG owned approximately 325 miles of steel transmission main in various sizes, approximately 342,600 services and approximately 378,000 meters.

         NJNG owns and operates two liquefied natural gas storage plants located in Stafford Township and Howell Township, New Jersey. The two plants have an estimated effective capacity of approximately 20,000 and 150,000 Mcf. per day, respectively. These production facilities are used for peaking supply and emergencies.

         NJNG owns two service centers, one in Atlantic Highlands and the other in Wall, New Jersey, and owns combined service center/customer service offices in Lakewood and

Rockaway Township, New Jersey. NJNG also owns a storage facility in Long Branch, New Jersey. NJNG leases its headquarters facilities and a customer service office in Wall, New Jersey, a customer service office located in Asbury Park, New Jersey, and a service center in Manahawkin, New Jersey. Each service center houses storerooms, garages, gas distribution and appliance service operations, and small administrative offices. The customer service offices support customer contact, marketing and other functions.

         NJNG owns and leases certain electronic data processing equipment and owns and leases a fleet of trucks, service vehicles, and automobiles.

         Substantially all of NJNG's properties, not expressly excepted or duly released, are subject to the lien of an Indenture of Mortgage and Deed of Trust to Harris Trust and Savings Bank, Chicago, Illinois, dated April 1, 1952, as amended by twenty-six (26) Supplemental Indentures, as security for NJNG's bonded debt which totaled approximately $228,000,000 at December 31, 1996.

         3. (a) NJNG distributed at retail approximately 62,793,780 Dry Dths of natural or manufactured natural gas for the calendar year ended December 31, 1996.

                  (b) None

                  (c) NJNG sold at wholesale approximately 25,547,045 Dry Dths of natural gas outside the State of New Jersey to various customers during calendar 1996 under a Blanket Sales for Resale Certificate, issued by the Federal Energy Regulatory Commission.

                  (d) For the calendar year ended December 31, 1996, purchases of natural or manufactured gas by NJNG from sources outside the State of New Jersey amounted to approximately 85,062,026 Dry Dths.

         4.       (a) None

                  (b) None

                  (c) None

                  (d) None

                  (e) None

                                    EXHIBIT A


         There is attached as Exhibit A, Consolidating Income and Surplus Statement and Consolidating Balance Sheet of the Company and its subsidiary companies for the fiscal year ended September 30, 1996.

NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING INCOME STATEMENT
TWELVE MONTHS ENDED SEPTEMBER 30, 1996

                                                      --------------------------------------------------------------------
                                                                      NJR ENERGY   NJR Comp.                NJR Develop.
                                                      NJRE    NJNE    SERV. CORP.    Tech.     CR&R    PPI     Corp.
==========================================================================================================================

OPERATING REVENUE                                     2,207  78,869     81,076        68       4,272    0      4,340


                                                      --------------------------------------------------------------------
OPERATING EXPENSES
   Gas Purchases                                          0  72,895     72,895                     0    0          0
   Operations & Maintenance                              76   1,898      1,974       110       3,419    0      3,529
                                                                             0                                     0
   Depreciation & Amortization                           61      31         92                   542    0        542
   Dry hole costs                                         0                  0                                     0
   Gross Receipts Tax, etc.                              35     412        447                   634    0        634
   FIT                                                  321   1,235      1,556       (15)       (568)   0       (583)
                                                      --------------------------------------------------------------------
      TOTAL OPERATING EXPENSES                          493  76,471     76,964        95       4,027    0      4,122
                                                      --------------------------------------------------------------------

OPERATING INCOME                                      1,714   2,398      4,112       (27)        245    0        218
                                                                                                                   0
Other Income (Expense)                                    0      54         54         0        (676)   0       (676)
FIT-Other Income (Expense)                                0     (22)       (22)        0         237    0        237
                                                      --------------------------------------------------------------------
OTHER INCOME - NET                                        0      32         32         0        (439)   0       (439)

                                                      --------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES                        1,714   2,430      4,144       (27)       (194)   0       (221)
                                                      --------------------------------------------------------------------

INTEREST CHARGES                                      1,155     101      1,256         0       1,657    0      1,657
CAPITALIZED INTEREST                                      4       0          4         0        (357)   0       (357)
                                                      --------------------------------------------------------------------
INTEREST CHARGES, NET                                 1,159     101      1,260         0       1,300    0      1,300
                                                      --------------------------------------------------------------------

EQUITY EARNINGS IN SUBS                                   0       0          0         0           0    0          0
                                                      --------------------------------------------------------------------
NET INCOME                                              555   2,329      2,884       (27)     (1,494)   0     (1,521)

PREFERRED STOCK DIVIDENDS                                 0       0          0         0           0    0          0
                                                      --------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS                       555   2,329      2,884       (27)     (1,494)   0     (1,521)

DISCONTINUED OPERATIONS
  LOSS FROM OPER., LESS INC TAX CRED.                     0       0          0         0           0    0          0

  LOSS ON DISP, INC. PROV. FOR LOSS DURING PHASE OUT      0       0          0         0           0    0          0

NET INCOME                                              555   2,329      2,884       (27)     (1,494)   0     (1,521)
                                                      ====================================================================


                                                      ---------------------------------------------------------------------------
                                                      CONSOLIDATING  NJR DEVELOP.                     NJR Develop.  NJR Energy
                                                      DR      (CR)      CORP.        NJR      NJNG       Corp.      Serv. Corp.
=================================================================================================================================

OPERATING REVENUE                                                       4,340           0   474,388      4,340        81,076


                                                      ---------------------------------------------------------------------------
OPERATING EXPENSES
   Gas Purchases                                                            0           0   265,013          0        72,895
   Operations & Maintenance                                             3,529       3,913    66,501      3,529         1,974
                                                                            0                                0             0
   Depreciation & Amortization                                            542          82    22,513        542            92
   Dry hole costs                                                           0                                0             0
   Gross Receipts Tax, etc.                                               634          67    48,385        634           447
   FIT                                                                   (583)       (312)   18,010       (583)        1,556
                                                      ---------------------------------------------------------------------------
      TOTAL OPERATING EXPENSES                        0        0        4,122       3,750   420,422      4,122        76,964
                                                      ---------------------------------------------------------------------------

OPERATING INCOME                                                          218      (3,750)   53,966        218         4,112

Other Income (Expense)                                                   (676)      5,652       123       (676)           54
FIT-Other Income (Expense)                                                237        (208)      (42)       237           (22)
                                                      ---------------------------------------------------------------------------
OTHER INCOME - NET                                    0        0         (439)      5,444        81       (439)           32

                                                      ---------------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES                        0        0         (221)      1,694    54,047       (221)        4,144
                                                      ---------------------------------------------------------------------------

INTEREST CHARGES                                                        1,657       1,599    17,923      1,657         1,256
CAPITALIZED INTEREST                                                     (357)          0    (1,081)      (357)            4
                                                      ---------------------------------------------------------------------------
INTEREST CHARGES, NET                                 0        0        1,300       1,599    16,842      1,300         1,260
                                                      ---------------------------------------------------------------------------

EQUITY EARNINGS IN SUBS                               0                     0           0         0          0             0
                                                      ---------------------------------------------------------------------------
NET INCOME                                            0        0       (1,521)         95    37,205     (1,521)        2,884

PREFERRED STOCK DIVIDENDS                                                   0           0     1,599          0             0
                                                      ---------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS                                      (1,521)         95    35,606     (1,521)        2,884

DISCONTINUED OPERATIONS
  LOSS FROM OPER., LESS INC TAX CRED.                                       0           0         0          0             0

  LOSS ON DISP, INC. PROV. FOR LOSS DURING PHASE OUT                        0           0         0          0             0

NET INCOME                                                             (1,521)         95    35,606     (1,521)        2,884
                                                      ===========================================================================




                                                      -------------------------------------------
                                                      Consolidated     CONSOLIDATING       CONSOL
                                                         TOTAL         DR        (CR)      TOTAL
=================================================================================================
                                                                    9,917 (H)
OPERATING REVENUE                                       559,804     1,375 (C)             548,512
                                                                          (D)

                                                      -------------------------------------------
OPERATING EXPENSES                                                             9,917 (H)
   Gas Purchases                                        337,908                    0 (D)  327,991
   Operations & Maintenance                              75,917                1,375 (C)   69,488
                                                              0                5,054 (E)        0
   Depreciation & Amortization                           23,229                            23,229
   Dry hole costs                                             0                                 0
   Gross Receipts Tax, etc.                              49,533                            49,533
   FIT                                                   18,671         0 (G)      0 (G)   18,671
                                                      -------------------------------------------
      TOTAL OPERATING EXPENSES                          505,258                           488,912
                                                      -------------------------------------------

OPERATING INCOME                                         54,546                            59,600

Other Income (Expense)                                    5,153     5,054 (E)      5 (F)      104
FIT-Other Income (Expense)                                  (36)                              (36)
                                                      -------------------------------------------
OTHER INCOME - NET                                        5,117                                68

                                                      -------------------------------------------
INCOME BEFORE INTEREST CHARGES                           59,663                            59,668
                                                      -------------------------------------------

INTEREST CHARGES                                         22,435                            22,435
CAPITALIZED INTEREST                                     (1,434)                           (1,434)
                                                      -------------------------------------------
INTEREST CHARGES, NET                                    21,001                            21,001
                                                      -------------------------------------------

EQUITY EARNINGS IN SUBS                                       0         0 (A)                   0
                                                      -------------------------------------------
NET INCOME                                               38,662                            38,667

PREFERRED STOCK DIVIDENDS                                 1,599                             1,599
                                                      -------------------------------------------

INCOME FROM CONTINUING OPERATIONS                        37,063                            37,068

DISCONTINUED OPERATIONS
  LOSS FROM OPER., LESS INC TAX CRED.                         0                                 0

  LOSS ON DISP, INC. PROV. FOR LOSS DURING PHASE OUT          0                                 0

NET INCOME                                               37,063                            37,068
                                                      ===========================================


-------------------------------------------------------------------------------------------------------------
TWELVE MONTHS  WEIGHTED AVERAGE SHARES       18,030,309            EARNINGS PER SHARE YTD               $2.06

                        NEW JERSEY RESOURCES CORPORATION
                  Consolidating Statement of Retained Earnings
                      Fiscal Year Ending September 30 ,1996

-----------------------------------------------------------------------------
                                 NJRE    NJNE   NJR ENERGY    CR&R     PPI
                                                Serv. Corp.
=============================================================================
Balance at September 30, 1995  (14,952)    782   (14,170)        26   1,525

Net Income                         555   2,329     2,884     (1,522)      0

Cash Dividends Declared              0       0         0          0       0

Balance at September 30, 1996  (14,397)  3,111   (11,286)    (1,496)  1,525


------------------------------------------------------------------------------------------
                               NJR Develop.   NJR      NJNG    Elimination's      NJR
                                  Corp.                                       CONSOLIDATED
==========================================================================================
Balance at September 30, 1995     1,551      13,689   42,785     (32,867)        10,988

Net Income                       (1,522)        100   35,606           0         37,068

Cash Dividends Declared               0           0  (27,969)          0        (27,969)

Balance at September 30, 1996        29      13,789   50,422     (32,867)        20,087

NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 1996

                                    -----------------------------------------------------------
                                    NJRE      NJRE                CONSOLIDATING   NJR ENERGY
                                    Cont.    Disc Op    NJNE      DR      (CR)    SERV. CORP.
===============================================================================================
PROP, PLANT & EQUIP
   Utility plant                         0         0        0                            0
   Accumulated depreciation              0         0        0              0 (1)         0
   Oil and gas properties                0         0        0                            0
   Accumulated amortization              0         0        0                            0
   Furniture & Fixtures                  0         0      245            245 (1)         0
   Real estate properties                0         0        0                            0
   Accumulated depreciation              0         0      (35)   35 (1)                  0
                                    -----------------------------------------------------------
      Prop plant & equip-net             0         0      210                            0
                                    -----------------------------------------------------------

CURRENT ASSETS
   Cash & Temp. Invest.                421     1,231    1,274                        2,926
   Construction Fund                     0         0        0                            0
   Customer A/R                        918         0    7,439                        8,357
   Unbilled revenue                      0         0        0                            0
   Allow for doubtful a/c's              0         0     (299)                        (299)
   Deferred gas costs                    0         0        0                            0
   Gas in storage                        0         0        0                            0
   Materials & supplies                  0         0        0                            0
   Prepaid state taxes                   0         0        0                            0
   Net Assets Held for Disposal          0         0        0                            0
   Other                                94        (9)      40                          125
                                    -----------------------------------------------------------
      Total current assets           1,433     1,222    8,454                       11,109
                                    -----------------------------------------------------------

DEFERRED FIT                             0         0        0              0 (2)         0

DEFERRED CHARGES & OTHER
   Investments                      13,674         0                                13,674
   Regulatory Assets                                                                     0
   Other                                          10            210 (1)                220
                                    -----------------------------------------------------------
   Total Deferred Charges & Other   13,674        10        0                       13,894
                                    -----------------------------------------------------------

INVESTMENT IN SUBSIDIARIES
   NJNG                                  0         0        0                            0
   NJNR                                  0         0        0                            0
   CR&R                                  0         0        0                            0
   PPI                                   0         0        0                            0
   PARADIGM                              0         0        0                            0
   NJR Energy Serv.                      0         0        0                            0
                                    -----------------------------------------------------------
   Total investment in subs              0         0        0                            0
                                    -----------------------------------------------------------

INTERCOMPANY
   NJR                             (18,469)     (597)   4,507                      (14,559)
   NJNG                                  0         0       (1)                          (1)
   NJRE                              8,757    (9,206)       0                         (449)
   CR&R                                  0         0        0                            0
   PPI                                   0         0        0                            0
   NJNE                                  0         0        0                            0
   Paradigm                              0         0        0                            0
   Computer Tech
   NJR Development
   Lighthouse One                        0         0        0                            0
                                    -----------------------------------------------------------
   Total intercompany               (9,712)   (9,803)   4,506                      (15,009)
                                    -----------------------------------------------------------


   INTERCOMPANY - FIT                1,965    (1,641)     209                          533
                                    -----------------------------------------------------------

         TOTAL ASSETS                7,360   (10,212)  13,379                       10,527
                                    ===========================================================


                                                         ASSETS
                                   ------------------------------------------------------------------------------
                                   NJR Comp.                    NJR Develop.      CONSOLIDATING      NJR DEVELOP.
                                     Tech.      CR&R     PPI       Corp.          DR        (CR)        CORP.
=================================================================================================================
PROP, PLANT & EQUIP
   Utility plant                       0            0       0           0                                    0
   Accumulated depreciation            0            0       0           0                                    0
   Oil and gas properties              0            0       0           0                                    0
   Accumulated amortization            0            0       0           0                                    0
   Furniture & Fixtures                0            0      21           0                    21 (5)          0
   Real estate properties              0       45,010       0           0                               45,010
   Accumulated depreciation            0       (4,942)    (13)          0         13 (5)                (4,942)
                                   ------------------------------------------------------------------------------
      Prop plant & equip-net           0       40,068       8           0         13         21         40,068
                                   ------------------------------------------------------------------------------

CURRENT ASSETS
   Cash & Temp. Invest.                0            3       6           1                                   10
   Construction Fund                   0            0       0           0                                    0
   Customer A/R                        0          527   1,000           0                     0 (3)      1,527
   Unbilled revenue                    0            0       0           0                                    0
   Allow for doubtful a/c's            0         (245)      0           0                                 (245)
   Deferred gas costs                  0            0       0           0                                    0
   Gas in storage                      0            0       0           0                                    0
   Materials & supplies                0            0       0           0                                    0
   Prepaid state taxes                 0            0       0           0                                    0
   Net Assets Held for Disposal        0            0       0           0                                    0
   Other                              12            0       7           0                     0 (4)         19
                                   ------------------------------------------------------------------------------
      Total current assets            12          285   1,013           1          0          0          1,311
                                   ------------------------------------------------------------------------------

DEFERRED FIT                           0            0      16           0                    16 (2)          0

DEFERRED CHARGES & OTHER
   Investments                                                        250                                  250
   Regulatory Assets                                                                                         0
   Other                               0           61       0                      0 (3)                    69
                                   ------------------------------------------------------------------------------
   Total Deferred Charges & Other      0           61       0         250          8 (5)                   319
                                   ------------------------------------------------------------------------------

INVESTMENT IN SUBSIDIARIES
   NJNG                                0            0       0           0                                    0
   NJNR                                0            0       0     (11,887)    11,887 (1)                     0
   CR&R                                0            0       0       8,851                 8,851 (1)          0
   PPI                                 0            0       0         124                   124 (1)          0
   PARADIGM                            0            0       0           0                                    0
   NJR Energy Serv.                    0            0       0           0                                    0
                                   ------------------------------------------------------------------------------
   Total investment in subs            0            0       0      (2,912)    11,887      8,975              0
                                   ------------------------------------------------------------------------------

INTERCOMPANY
   NJR                                 0      (18,502)   (514)         (1)                             (19,017)
   NJNG                                0          (96)     (6)          0                                 (102)
   NJRE                              (69)           0       0           0                                  (69)
   CR&R                                0            0       0           0                                    0
   PPI                                 0            0       0           0                                    0
   NJNE                                0            0       0           0                                    0
   Paradigm                            0            0       0           0                                    0
   Computer Tech                                                                                             0
   NJR Development                                                   (250)                                (250)
   Lighthouse One                      0            0       0           0                                    0
                                   ------------------------------------------------------------------------------
   Total intercompany                (69)     (18,598)   (520)       (251)         0          0        (19,438)
                                   ------------------------------------------------------------------------------


   INTERCOMPANY - FIT                 51         (786)    122           0                                 (613)
                                   ------------------------------------------------------------------------------

         TOTAL ASSETS                 (6)      21,030     639      (2,912)    11,908      9,012         21,647
                                   ==============================================================================




                                                                                  ASSETS
                                  --------------------------------------------------------------------------------------------------
                                                      NJR Develop. NJR Energy                RECLASS       CONSOLIDATING   CONSOL
                                    NJR       NJNG       Corp.     Serv. Corp.    TOTAL      DR     (CR)   DR    (CR)       TOTAL
===================================================================================================================================
PROP, PLANT & EQUIP
   Utility plant                        0    811,564          0           0       811,564                           80 (F)  811,484
   Accumulated depreciation             0   (196,354)         0           0      (196,354)                                 (196,354)
   Oil and gas properties               0          0          0           0             0                                         0
   Accumulated amortization             0          0          0           0             0                                         0
   Furniture & Fixtures               756          0          0           0           756          756 (1)                        0
   Real estate properties               0          0     45,010           0        45,010                                    45,010
   Accumulated depreciation          (529)         0     (4,942)          0        (5,471) 529 (1)                           (4,942)
                                  -------------------------------------------------------------------------------------------------
      Prop plant & equip-net          227    615,210     40,068           0       655,505                                   655,198
                                  -------------------------------------------------------------------------------------------------

CURRENT ASSETS
   Cash & Temp. Invest.             6,236      1,636         10       2,926        10,808                                    10,808
   Construction Fund                    0      6,500          0           0         6,500                                     6,500
   Customer A/R                         0     18,802      1,527       8,357        28,686          786 (6)                   27,900
   Unbilled revenue                     0      6,884          0           0         6,884                                     6,884
   Allow for doubtful a/c's             0       (334)      (245)       (299)         (878)                                     (878)
   Deferred gas costs                   0     20,478          0           0        20,478                                    20,478
   Gas in storage                       0     39,484          0           0        39,484                                    39,484
   Materials & supplies                 0      7,292          0           0         7,292                                     7,292
   Prepaid state taxes                  0     16,297          0           0        16,297                                    16,297
   Net Assets Held for Disposal         0          0          0           0             0                                         0
   Other                            9,988      2,671         19         125        12,803    0 (5) 540 (5)       7,066 (B)    5,197
                                  -------------------------------------------------------------------------------------------------
      Total current assets         16,224    119,710      1,311      11,109       148,354                                   139,962
                                  -------------------------------------------------------------------------------------------------

DEFERRED FIT                          320          0          0           0           320    0 (2) 320 (2)                        0

DEFERRED CHARGES & OTHER
   Investments                                              250      13,674        13,924                                    13,924
   Regulatory Assets                          37,150          0           0        37,150                                    37,150
   Other                              825      7,612         69         220         8,726  227 (1)                            8,953
                                  -------------------------------------------------------------------------------------------------
   Total Deferred Charges & Other     825     44,762        319      13,894        59,800                                    60,027
                                  -------------------------------------------------------------------------------------------------

INVESTMENT IN SUBSIDIARIES
   NJNG                           278,170          0          0           0       278,170                      278,170 (A)        0
   NJNR                                 0          0          0           0             0                            0 (A)        0
   CR&R                                 0          0          0           0             0                            0 (A)        0
   PPI                                  0          0          0           0             0                            0 (A)        0
   PARADIGM                        (2,912)         0          0           0        (2,912)                      (2,912)(A)        0
   NJR Energy Serv.                 3,112          0          0           0         3,112                        3,112 (A)        0
                                  -------------------------------------------------------------------------------------------------
   Total investment in subs       278,370          0          0           0       278,370                      278,370            0
                                  -------------------------------------------------------------------------------------------------

INTERCOMPANY
   NJR                                  0        143    (19,017)    (14,559)      (33,433) 540 (5)     (5)                  (32,893)
   NJNG                               (34)         0       (102)         (1)         (137)                                     (137)
   NJRE                            19,058          2        (69)       (449)       18,542                                    18,542
   CR&R                            18,551       (111)         0           0        18,440                                    18,440
   PPI                                514          0          0           0           514                                       514
   NJNE                            (4,490)        43          0           0        (4,447)                                   (4,447)
   Paradigm                             1          0          0           0             1                                         1
   Computer Tech                      (20)                    0           0           (20)                                      (20)
   NJR Development                    250                  (250)          0             0                                         0
   Lighthouse One                       0          0          0           0             0                                         0
                                  -------------------------------------------------------------------------------------------------
   Total intercompany              33,830         77    (19,438)    (15,009)         (540)                           0            0
                                  -------------------------------------------------------------------------------------------------


   INTERCOMPANY - FIT               1,902     (1,822)      (613)        533             0                                         0
                                  -------------------------------------------------------------------------------------------------

         TOTAL ASSETS             331,698    777,937     21,647      10,527     1,141,809                                   855,187
                                  =================================================================================================

NEW JERSEY RESOURCES CORPORATION
CONSOLIDATING BALANCE SHEET
SEPTEMBER 30, 1996


                               ------------------------------------------------
                               NJRE    NJRE                          NJR ENERGY
                               Cont.  Disc Op    NJNE                SERV. CORP
===============================================================================
CAPITALIZATION
   Common stock equity           970  (12,804)   3,111                 (8,723)

   Redeemable preferred stock      0        0        0                      0

   Long-term debt                  0        0        0                      0

                               ------------------------------------------------
      Total capitalization       970  (12,804)   3,111                 (8,723)
                               ------------------------------------------------

CURRENT LIABILITIES
   Current maturities of LTD       0        0        0                      0
   Notes payable to banks          0        0        0                      0
   Commercial paper                0        0        0                      0
   Purchased gas                   0        0    9,196                  9,196
   Accounts payable & other      396    2,946      941                  4,283
   Accrued taxes                   0        0      225                    225
   Overrecovered gas costs         0        0        0                      0
   Customer (cr) bal & dep         0        0        0                      0
                               ------------------------------------------------
      Total current liabil       396    2,946   10,362                 13,704
                               ------------------------------------------------

DEFERRED CREDITS
   Deferred ITC                    0        0        0                      0
   Deferred FIT                1,341     (354)     (94)  0 (2)            893
   Deferred gain               4,653        0        0                  4,653
   Other                           0        0        0                      0
                               ------------------------------------------------
      Total deferred credits   5,994     (354)     (94)                 5,546
                               ------------------------------------------------

        TOTAL CAP & LIAB.      7,360  (10,212)  13,379                 10,527
                               ================================================

                                           LIABILITIES AND STOCKHOLDER EQUITY
                               ---------------------------------------------------------------------
                               NJR Comp.                NJR Develop.   CONSOLIDATING    NJR DEVELOP.
                                 Tech.     CR&R    PPI     Corp.       DR         (CR)     CORP.
====================================================================================================
CAPITALIZATION
   Common stock equity           (53)      8,851   124    (2,912)     (2,912)(1)           8,922

   Redeemable preferred stock      0           0     0         0                               0

   Long-term debt                  0           0     0         0                               0

                               ---------------------------------------------------------------------
      Total capitalization       (53)      8,851   124    (2,912)     (2,912)      0       8,922
                               ---------------------------------------------------------------------

CURRENT LIABILITIES
   Current maturities of LTD       0           0     0         0                               0
   Notes payable to banks          0           0     0         0                               0
   Commercial paper                0           0     0         0                               0
   Purchased gas                   0           0     0         0                               0
   Accounts payable & other        0       1,222   148         0           0 (4)           1,370
   Accrued taxes                   0       3,062    77         0                           3,139
   Overrecovered gas costs         0           0     0         0                               0
   Customer (cr) bal & dep         0          97     0         0                              97
                               ---------------------------------------------------------------------
      Total current liabil         0       4,381   225         0           0       0       4,606
                               ---------------------------------------------------------------------

DEFERRED CREDITS
   Deferred ITC                    0           0     0         0                               0
   Deferred FIT                   47      (6,512)  290         0          16 (2)          (6,191)
   Deferred gain                   0      17,163     0         0                          17,163
   Other                           0      (2,853)    0         0                          (2,853)
                               ---------------------------------------------------------------------
      Total deferred credits      47       7,798   290         0          16       0       8,119
                               ---------------------------------------------------------------------

        TOTAL CAP & LIAB.         (6)     21,030   639    (2,912)     (2,896)      0      21,647
                               =====================================================================


                                                                LIABILITIES AND STOCKHOLDER EQUITY
                              ------------------------------------------------------------------------------------------------------
                                                NJR Develop.  NJR Energy                RECLASS            CONSOLIDATING     CONSOL
                                NJR     NJNG       Corp.      Serv. Corp.    TOTAL      DR       (CR)      DR         (CR)   TOTAL
====================================================================================================================================
CAPITALIZATION
   Common stock equity        274,002  278,170     8,922        (8,723)      552,371              0 (3)  278,370 (A)         273,921
                                                                                                              80 (F)
   Redeemable preferred stock       0   20,880         0             0        20,880                                          20,880

   Long-term debt              45,000  258,363         0             0       303,363    0 (3)                                303,363

                              ------------------------------------------------------------------------------------------------------
      Total capitalization    319,002  557,413     8,922        (8,723)      876,614                                         598,164
                              ------------------------------------------------------------------------------------------------------

CURRENT LIABILITIES
   Current maturities of LTD        0    1,501         0             0         1,501                                           1,501
   Notes payable to banks           0        0         0             0             0                                               0
   Commercial paper                 0   35,000         0             0        35,000                                          35,000
   Purchased gas                    0   24,442         0         9,196        33,638                                          33,638
   Accounts payable & other     9,151   32,297     1,370         4,283        47,101  786 (6)              7,066 (B)          39,249
   Accrued taxes                2,612       56     3,139           225         6,032                           0 (G)           6,032
   Overrecovered gas costs          0        0         0             0             0                                               0
   Customer (cr) bal & dep          0   23,748        97             0        23,845                                          23,845
                              ------------------------------------------------------------------------------------------------------
      Total current liabil     11,763  117,044     4,606        13,704       147,117                                         139,265
                              ------------------------------------------------------------------------------------------------------

DEFERRED CREDITS
   Deferred ITC                     0   11,280         0             0        11,280                                          11,280
   Deferred FIT                    11   57,617    (6,191)          893        52,330  320 (2)     0 (2)               0 (G)   52,010
   Deferred gain                    0        0    17,163         4,653        21,816                                          21,816
   Other                          922   34,583    (2,853)            0        32,652                                          32,652
                              ------------------------------------------------------------------------------------------------------
      Total deferred credits      933  103,480     8,119         5,546       118,078                                         117,758
                              ------------------------------------------------------------------------------------------------------

        TOTAL CAP & LIAB.     331,698  777,937    21,647        10,527     1,141,809    0         0                          855,187
                              ======================================================================================================

                                    EXHIBIT B



         There is attached as Exhibit B, Consolidating Financial Data Schedule for the fiscal year ended September 30, 1996.

[ARTICLE] UT
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM NEW JERSEY RESOURCES CORPORATION'S 1996 ANNUAL REPORT TO STOCKHOLDERS INCLUDING THE CONSOLIDATED STATEMENTS OF INCOME, CONSOLIDATED STATEMENTS OF CASH FLOWS, CONSOLIDATED BALANCE SHEETS AND CONSOLIDATED STATEMENTS OF COMMON STOCK EQUITY AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SUCH FINANCIAL STATEMENTS. [MULTIPLIER] 1,000

[PERIOD-TYPE]                   12-MOS
[FISCAL-YEAR-END]                          SEP-30-1996
[PERIOD-START]                             OCT-01-1995
[PERIOD-END]                               SEP-30-1996
[BOOK-VALUE]                                 PRO-FORMA
[TOTAL-NET-UTILITY-PLANT]                            0
[OTHER-PROPERTY-AND-INVEST]                          0
[TOTAL-CURRENT-ASSETS]                               0
[TOTAL-DEFERRED-CHARGES]                             0
[OTHER-ASSETS]                                       0
[TOTAL-ASSETS]                                 855,187
[COMMON]                                             0
[CAPITAL-SURPLUS-PAID-IN]                            0
[RETAINED-EARNINGS]                                  0
[TOTAL-COMMON-STOCKHOLDERS-EQ]                       0
[PREFERRED-MANDATORY]                                0
[PREFERRED]                                          0
[LONG-TERM-DEBT-NET]                                 0
[SHORT-TERM-NOTES]                                   0
[LONG-TERM-NOTES-PAYABLE]                            0
[COMMERCIAL-PAPER-OBLIGATIONS]                       0
[LONG-TERM-DEBT-CURRENT-PORT]                        0
[PREFERRED-STOCK-CURRENT]                            0
[CAPITAL-LEASE-OBLIGATIONS]                          0
[LEASES-CURRENT]                                     0
[OTHER-ITEMS-CAPITAL-AND-LIAB]                       0
[TOT-CAPITALIZATION-AND-LIAB]                        0
[GROSS-OPERATING-REVENUE]                      548,512
[INCOME-TAX-EXPENSE]                                 0
[OTHER-OPERATING-EXPENSES]                           0
[TOTAL-OPERATING-EXPENSES]                           0
[OPERATING-INCOME-LOSS]                              0
[OTHER-INCOME-NET]                                   0
[INCOME-BEFORE-INTEREST-EXPEN]                       0
[TOTAL-INTEREST-EXPENSE]                             0
[NET-INCOME]                                    38,667
[PREFERRED-STOCK-DIVIDENDS]                          0
[EARNINGS-AVAILABLE-FOR-COMM]                        0
[COMMON-STOCK-DIVIDENDS]                             0
[TOTAL-INTEREST-ON-BONDS]                            0
[CASH-FLOW-OPERATIONS]                               0
[EPS-PRIMARY]                                        0
[EPS-DILUTED]                                        0

                                    EXHIBIT C


None

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 1997.

                                        New Jersey Resources Corporation



                                   By: /s/ LAURENCE M. DOWNES
                                       ----------------------------------
                                                LAURENCE M. DOWNES
                                                Chairman & CEO

(Corporate Seal)

Attest:


By:  /s/ OLETA J. HARDEN
   ------------------------------
         OLETA J. HARDEN
Senior Vice President & Secretary


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                 Oleta J. Harden, Senior Vice President & Secretary
                          New Jersey Resources Corporation
                                  1415 Wyckoff Road
                                   Wall, NJ 07719